TravelCenters of America LLC
400 Centre Street
Newton, MA 02458

Via Edgar

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

  Re:
  TravelCenters of America LLC
  Form S-1
  Filed December 12, 2006
  File No. 333-139272

Dear Mr. Owings:

        The purpose of this letter is to respond to your letter of January 10, 2007 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We are concurrently filing Pre-Effective Amendment No. 1 to Form S-1 ("Amendment No. 1").

General

1.
Please file all required exhibits, such as your operating agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Response:

 Any exhibits to the registration statement that have not been previously filed have been filed with Amendment No. 1.

Prospectus Cover Page

2.
We note that you are a limited liability company that is issuing common stock. Please confirm that your common stock will have full voting, dividend and liquidation rights usually associated with common stock. If not, please provide here a brief description of your securities. See Item 501(b)(2) of regulation S-K.

Response:

 Disclosure has been added to the cover page as requested to confirm that, although we are a limited liability company, our common shares will have the voting, dividend and liquidation rights that are generally associated with common stocks.

About this Prospectus, page i

3.
Please include in your 2nd paragraph a cross reference to a detailed discussion indicating how the business will be materially different. Also, clarify in this paragraph, if true, that the material difference will be in the structure of ownership and not in the actual day to day operations of the Centers.

Response:

 A cross reference has been added to page i as requested to the description of the material differences in the business before and after the transaction. We have also clarified on page i that the day to day operations of the business will not be materially different before and after the transaction.

Summary, page 1

4.
Please delete the parenthetical phrases from the top of page 1. The meanings of the terms are clear from the context in which they are used.

Response:

 The parenthetical phrases have been deleted.

Cautionary Note Regarding Forward Looking Statements, page 8

5.
We note that you refer to the safe harbor provided under the Private Securities Litigation Reform Act. Section 21E(b)(2)(E) of the Exchange Act and Section 27A(b)(2)(E) of the Securities Act expressly state that the safe harbor provided by the Act does not apply to statements made in connection with an offering by a partnership, limited liability company, or a direct participation program. Further, Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the offering is the issuer's initial public offering. Therefore, please delete the references to the safe harbor. See Interpretation M.2. in the July 2001 Telephone Interpretations Supplement publicly available on our website www.sec.gov.

Response:

 The references to the safe harbor have been deleted.

Risk Factors, page 9

6.
In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the recipients in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

  •
  The price of fuel can be volatile,...page 9

  •
  Our business is highly competitive,...page 10

  •
  Our growth strategy may not succeed,...page 10

        Please note these are examples only. Review your entire risk factor section and revise as necessary.

Response:

 We have reviewed as requested the risk factors presented and eliminated those which we believe may be generic risks, including the three specifically mentioned in your comment. We have also revised the risk factor, "Compliance with environmental laws can be costly." We have more specifically applied this risk factor, which begins on page 8, to our business by changing it to read: "Our storage and dispensing of petroleum products create the potential for environmental damage, and compliance with environmental laws is costly."

We have reviewed all of the risk factors and believe that the remainder directly relate to specific aspects of our business and are not generic.

7.
Revise your risk factor disclosures to provide the following additional information:

•
Indicate that your costs associated with the new lease agreement and shared services agreement are significantly higher than historical interest and depreciation expenses which could result in a prolonged period of substantial losses. Disclose that if losses persist over an extended period of time, this may have a material negative impact on your business and your company's stock.

•
Disclose that the lease agreement may require significantly increased cash outlays as a result of the elimination of depreciation expenses.

•
Disclose that the terms of your lease agreement limit the amount of capital expenditures to be reimbursed by the lessor. Disclose that allowance for capital expenditures under the lease agreement is significantly less than historic capital expenditures. Disclose that this could result in additional cash outlays.

•
Disclose that your cash flows could be materially and negatively impacted as a result of lease payments, unreimbursed capital expenditures, and losses. Disclose that reductions in cash flows could negatively impact your ability to maintain your travel centers and make payments under your lease agreement.

Response:

 We have added the following risk factor under the main heading of "Risks arising from our formation and certain relationships" beginning on page 9.

  The restructuring of our business prior to the spin off will result in costs and cash outlays which are significantly higher than those of our predecessor and may result in a prolonged period of substantial losses. On a pro forma basis for the nine months ended September 30, 2006, we incurred expenses of $124.8 million under the terms of our lease agreement and our management and shared services agreement. This amount is significantly higher than the depreciation, which is a non-cash expense, and interest expenses that were incurred by our predecessor that we expect to avoid after the spin off transaction. In addition, our lease agreement with Hospitality Trust requires us to make capital expenditures to maintain the travel centers we lease and expenditures we make for improvements which are in excess of $125 million that we may draw from Hospitality Trust will either be paid by us directly without reimbursement, or if they are reimbursed by Hospitality Trust, increase our cash rental obligations and rent expense. These additional expenses and cash outlays may result in a prolonged period of substantial losses and negative cash flow. If we incur material losses or negative cash flow and these losses or negative cash flows persist over a substantial period of time, we may suffer material negative impacts on our business, including, but not limited to our ability to maintain our travel centers and make payments under our lease agreement with Hospitality Trust, and the market price of our common shares may decline substantially.

The Hospitality Trust Acquisition, page 15

8.
We note your disclosure that the acquisition is subject to certain customary conditions and that it may be terminated for reasons customary in transactions of this type. Please expand your disclosure to provide a description of all material reasons the transaction may be terminated.

Response:

 The sentences related to the closing conditions of the acquisition have been rephrased on page 14 as follows:

  However, the transaction may be terminated by Hospitality Trust for a material adverse change in the business of TravelCenters of America, Inc. or if TravelCenters of America, Inc. fails to deliver the consent of certain parties with which it contracts. Also, the transaction may be terminated by either TravelCenters of America, Inc. or Hospitality Trust if the closing has not occurred prior to June 30, 2007.

The Company, page 17

9.
Discuss the importance and duration of all material patents, trademarks and licenses held. See Item 101(c)(1)(iv) of Regulation S-K.

Response:

 We have added a final heading and text in the Company section on page 34, which reads as follows:

"Intellectual Property" Neither we nor our predecessor own any patents. We will have the right to use the name "TravelCenters of America" and other trademarks used by our predecessor which will be owned by Hospitality Trust, generally during the term of our lease with Hospitality Trust. We also license certain trademarks used in the operation of our QSRs, generally for periods of 5 to 20 years. We believe that these trademarks are important to our business, but, without exception, could be replaced with alternative marks without significant disruption in our business.

Our Lease with Hospitality Trust, page 25

10.
Please provide a discussion of the methods and process used in determining the lease terms. Further, we note that you have not filed as exhibits the Form of Transaction Agreement, Form of

  Shared Services Agreement and the Form of Master Lease Agreement. In this regard, please provide a discussion of the manner in which decisions will be made regarding your future growth, operations and major corporate decisions as they relate to Hospitality Trust. For example, will you be required to accept future property site selections and decisions by Hospitality Trust for Travel Centers? We may have further comments.

Response:

Under "Our Lease with Hospitality Trust" we have added the disclosure relating to the non-arm's length nature of the reorganization as follows to page 24:

          We were formed for the benefit of Hospitality Trust and not for our own benefit. Our formation allows Hospitality Trust to acquire and retain ownership of 146 travel centers. Because we were formed to benefit Hospitality Trust, the lease was prepared by Hospitality Trust and was not negotiated in an arm's length negotiation. Consequently, the lease may provide more benefits to Hospitality Trust than to us.

As previously noted, all exhibits have now been filed, including the form of Transaction Agreement, Shared Services Agreement and Lease Agreement.

In response to this comment, we have added a new subsection under "Management" entitled "Board Decisions and Certain Conflicts of Interest," on page 55, which reads as follows:

          Past and future decisions by our board regarding our future growth, operations and major corporate decisions will be subject to certain possible conflicts of interest. These conflicts may have caused, and in the future may cause, our business to be adversely affected. Nevertheless, our board will be responsible for making decisions on our behalf, and, although we are parties to various agreements with Hospitality Trust, we are not obligated to follow the recommendations of Hospitality Trust with regard to our future business. In appropriate circumstances, we expect to submit transactions with any related party for approval or negotiation by our independent directors.

Competition, page 31

11.
We note your references to a study published by the National Association of Truck Stop Operators. Please provide us with a copy of this study, appropriately marked and dated. Also, if you commissioned the study, please identify in your disclosure that you commissioned the study. Further, please indicate whether the study is available to the public. If not, you must also file as an exhibit the author's consent to be named in the registration statement.

Response:

 The references to the National Association of Truck Stop Operators on pages 18 and 31 have been eliminated.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

12.
Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

  •
  economic or industry-wide factors relevant to your company, and

  •
  material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

        See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

 The requested disclosure has been added at the end of "Overview" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, appearing on page 36.

13.
On page 40 you discuss operating and selling, general and administrative expenses for the year ended December 31, 2005 compared to the year ended December 31, 2004. The operating expenses of $419.1 million for 2005 and $361.5 million for 2004 do not agree with page F-30 of the financial statements. Please tell us why or revise as appropriate.

Response:

 The disclosure on page 40 has been revised to agree with the information presented on page F-33.

Legal Proceedings, Page 33

14.
We note your Note 9 to TravelCenters of America, Inc. Unaudited Historic Financial Statements discloses that the IRS seized $5.3 million from your bank account. Please either include disclosure concerning this litigation or advise us why you believe it is unnecessary.

Response:

 The IRS matter has been settled and disclosure has been added to page 33 to so indicate.

Management, page 48

15.
Describe briefly any arrangement pursuant to which the directors have been named as directors. See Item 401(a) of Regulation S-K.

Response:

 Under "Management—Directors" on page 49, we have added the following sentence: "There are no voting agreements or other contractual arrangements relating to the election of the members of our board."

Executive Officers, page 49

16.
Please revise to describe the business experience of Messrs. Doane, George and Szima for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401 of Regulation S-K.

Response:

 The section has been revised as requested. Revisions appear on pages 50 and 51.

Executive Compensation, page 52

17.
Please update your disclosures to provide 2006 information.

Response:

 The 2006 executive compensation information has been provided in Amendment No. 1.

We supplementally note to the Staff our view that the executive compensation format prescribed by Regulation 4-02 of S-K is not required in this document due to the nature of the spin off transaction. We note that the Registrant, TravelCenters of America LLC, has no historical operations. The Registrant will not make any cash payments to any executives prior to the date of the spin off and the Registrant has not committed any share based compensation to any executive for periods prior to the spin off date.

Our approach to disclosure of executive compensation has been to provide certain historical information of the predecessor company and to indicate forward looking information about the commitments we have made to executives, such as the assumption of employment contracts of our predecessor. We also note that the overall compensation philosophy and objectives will be determined after the completion of the spin off. As a result of these factors and conditions, certain of the disclosures that are called for by recently issued executive compensation rules are not applicable. However, we have supplemented the filing with voluntary disclosures regarding compensation paid in 2006. Accordingly, we have retained the format of our prior filing in order to provide additional information regarding executive compensation of the predecessor company.

Security Ownership After the Spin Off, page 56

18.
Please confirm that your disclosures include shares to be received within 60 days.

Response:

 Confirmed. Since our shares will be distributed pro rata to the shareholders of Hospitality Trust, those shares will comprise all of our shares that will be beneficially owned after the spin off. Please note that there are no options, warrants or similar securities giving anyone the right to purchase any of our shares and no share based compensation has been, or is expected to be awarded to executives within 60 days of the spin off.

19.
Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Barclay Global Investors and Capital Research and Management. See Interp. 1.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K. section of March 1999 Supp. to Manual.

Response:

 We believe we have supplied all of the information that is available to us in the footnotes to the beneficial ownership table.

Certain Relationships, page 58

20.
Clearly indicate whether you believe the transactions and agreements with related parties are comparable to terms generally available to you from unaffiliated third parties. Also, please file all related party contracts. In addition, give a detailed discussion of steps to be taken in decisions that arise with conflicts of interest.

Response:

 We have added the following language on page 60 following the recitation of the various potential conflicts of interest:

          We are party to a lease agreement with Hospitality Trust and a management and shared services agreement with Reit Management. We were formed for the benefit of Hospitality Trust and not for our own benefit. Our formation allows Hospitality Trust to acquire and retain ownership of 146 travel centers. Because we were formed to benefit Hospitality Trust, the lease agreement was prepared by Hospitality Trust and is not the result of an arm's length negotiation. Consequently, the lease agreement may provide more benefits to Hospitality Trust than to us. The management and shared services agreement was approved by our independent directors on January    , 2007.

          Past and future decisions by our board regarding our future growth, operations and major corporate decisions will be subject to certain possible conflicts of interest. These conflicts may have caused, and in the future may cause, our business to be adversely affected. Nevertheless, our board will be responsible for making decisions on our behalf, and, although we are parties to various agreements with Hospitality Trust, we are not obligated to follow the recommendations of Hospitality Trust with regard to our future business. In appropriate circumstances, we expect to submit transactions with any related party for approval or negotiation by our independent directors.

All related party contracts have been filed.

Regarding the decision making process of our Board of Directors, please see our response to Comment No. 10.

21.
We note that your Note 12 to TravelCenters of America, Inc. Unaudited Historic Financial Statements indicates that you have notes and related interest receivables from management stockholders as of September 30, 2006. Please either disclose or advise.

Response:

 The requested disclosure appears under "Management—Other Transaction Benefits" on page 55.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

22.
In pro forma balance sheet adjustment C you report $119.6 of estimated cash to be contributed by Hospitality Trust. Please expand the disclosure to discuss the factors that may cause this contribution to be materially different. Also, if appears you should discuss the impact a material change in the amount of cash would have on the expected operations. If materially different pro forma results may occur, please revise to present a range of possible results. See Item 11-02(b)(8) of Regulation S-X.

Response:

 We have expanded Note C on page F-6 to describe how the amount of cash to be contributed by Hospitality Trust is calculated under the transaction agreement and to disclose that the actual contribution amount cannot be determined until the distribution date. The note has also been expanded to disclose that we do not expect the difference between the cash amount reflected in the pro forma financial statements and the actual cash on the distribution date to have a material impact on our expected operations.

23.
Please revise pro forma adjustment D with respect to goodwill to clarify that you are not acquiring the goodwill of the predecessor. It appears that you should reconcile the total purchase price to the fair value of the assets and liabilities acquired and report the excess as goodwill, if appropriate. Please revise or tell us how the existing disclosure complies with this principal.

Response:

 We have added a new note (Note J) on page F-8 to clarify that we are not acquiring the goodwill of our predecessor. In addition, we have expanded Note D on page F-6 to reconcile the total purchase price to the fair value of assets and liabilities acquired.

24.
Please expand adjustment F to explain how the amount was determined and reconcile to the historical amounts.

Response:

 We have expanded Note F on page F-8 to show how the amount of the property and equipment adjustment was determined and to reconcile the historical amounts.

25.
Please explain to us why you believe that SFAS 98 is applicable to your company. It does not appear that Travel Centers of America LLC will ever own the majority of the property of the predecessor given that the property will be transferred to the Hospitality Trust simultaneous upon the closing of the acquisition of the predecessor.

Response:

 Paragraph 6 of SFAS 98 indicates that the guidance in paragraphs 7 - 13 should be applied to any transaction in which a company sells and leases back real estate. While SFAS 98 does not explicitly suggest that the guidance should also be applied to transactions other than those in the form of a sale-leaseback, practice has developed a much broader view of the applicability of SFAS 98 in light of the following:

Authoritative guidance dealing with transactions other than sale-leasebacks in form

  •
  In the response to EITF 90-15, Question 9, the SEC Staff indicated that a lease entered into with a consolidated subsidiary which is later deconsolidated is analogous to a sale-leaseback transaction and would need to be evaluated in accordance with Statement 98 if the assets in question were real estate.

  •
  SFAS 145 amended FAS 13, paragraph 14a to indicate that a modification of a capital lease agreement that gives rise to a new agreement classified as an operating lease should be accounted for under the sale-leaseback requirements of SFAS 98 if the assets subject to the transaction are considered real estate.

  •
  EITF 96-21 Questions 10 and 11 indicate that a lessee who incurs only soft costs in excess of 10% of the expected fair value of the property to be constructed or any hard cost, no matter how insignificant, would evaluate the subsequent lease arrangement under the scope of SFAS 98 if the asset being constructed is considered real estate.

  •
  EITF 88-21 concluded that an entity should apply the guidance in SFAS 98 if an entity leases space in a real estate property from a partnership in which it has an ownership interest and the partnership sells the property to an independent third party.

Practice relating to spin-offs and business combinations:

  •
  Interpretation 34A-6 in the 1990 edition (it was carried forward to the 2000 edition) of Arthur Andersen's "Accounting For Lease Transactions" expressed the following view:

    "... A spin-off leaseback is also within the scope of Statement 98, and sale-leaseback accounting is appropriate only when all of the conditions in paragraph 7 of Statement 98 are met."

    The interpretation expressed the same view with respect to contribution-leasebacks, exchange-leasebacks and lease-leasebacks.

  •
  During the late 1990s, acquirers in certain business combinations tried to finance the real estate of the target and keep such financing and the underlying property off of the acquirer's balance sheet by structuring the transaction so as to purchase all of the target's assets except for the real estate. They would have the target company sell its real estate to a leasing entity immediately prior to the acquisition of the target, the acquirer entering into a lease of the real property from the leasing entity. The acquirers argued that this structure permitted them to avoid the scope of SFAS 98 in connection with a business combination. We understand that the desired accounting was not achieved because it is the view of the SEC Staff and of the Big 4 accounting firms that these transactions should be evaluated in light of SFAS 98. The insertion of an intermediate step as part of a single-integrated planned transaction should not result in a different accounting conclusion. (See EITF 90-13).

    Consistent with the above, PricewaterhouseCoopers' Accounting and Reporting Manual section 4650.551 "Sale-leaseback of real estate in a purchase business combination," provides the following guidance:

          "In some recent purchase business combinations, the acquisition has been structured in a fashion in which the acquirer purchases many of the assets of the target business but arranges to lease the real estate from a third party under an operating lease. These transactions may be structured in various ways, but the seller always sells all of the business' assets and an intermediary is always involved as the lessor to the acquirer. We believe that FAS 98 should be applied to the lease, as if it resulted from a sale-leaseback, since the two transactions are part of a single, integrated transaction. We do not believe that an entity should be able to remove assets and related debt from its balance sheet in the context of being acquired if the same transaction would not result in sale-leaseback accounting absent the acquisition."

Based on the items indicated above, it is clear that SFAS 98 applies in many transactions not structured in the form of a sale-leaseback. We are not aware of any fact patterns in which the authoritative literature or prevalent practice would permit an entity to avoid applying SFAS 98 to a situation in which a business owned real estate before executing one or more related transactions but had only a lease of the real estate after the execution of the transaction(s). Accordingly, it is our view that in our circumstances, i.e., a reverse spin-off of the operations of the Company and a leaseback of the Company's real estate, SFAS 98 must be applied.

If the transaction were not accounted for within the scope of SFAS 98, certain leased sites accounted for and disclosed as financings would be re-characterized as locations leased under operating leases. As a result, the balance sheet asset captioned "Property and equipment, net" and an offsetting balance sheet liability captioned "Capital lease obligations" would each be reduced by $102.6 million in the pro forma balance sheet as of September 30, 2006; shareholders' equity would remain unchanged from the amounts now presented. On the pro forma income statement, if the transaction were not accounted for within the scope of SFAS 98, the company would recognize increased rent expense and an offsetting decrease in interest expense, in the pro forma amounts of $7.9 million and $10.5 million for the nine months ended September 30, 2006, and the year ended December 31, 2005, respectively. Also on the pro forma income statement, no depreciation expense would be recognized related to the $102.6 million of assets removed and discussed above; this would have resulted in depreciation expense which is lower than the amounts presented by approximately $2.3 million and $3.0 million for the nine months ended September 30, 2006, and the year ended December 31, 2005, respectively.

26.
Please expand pro forma adjustment P to disclose the assumptions, including income tax impact, related to the unrecorded interest income.

Response:

 We have revised Note Q (previously Note P) on page F-10 to clarify that the pro forma financial statements do not include adjustments for interest income which would be earned on our excess cash or related income taxes on such income.

Financial Statements—TravelCenters of America LLC, page F-10

Balance Sheet, page F-11

27.
Please revise the issuers balance sheet to show authorized but unissued preferred shares, if any. If there are no authorized preferred shares please advise us of this fact.

Response:

 There are no authorized preferred shares.

Note 1—Organization, page F-12

28.
Please revise to state that you are a wholly owned subsidiary of Hospitality Properties Trust. Also, please revise to state that your year end will be December 31, if true.

Response:

 The requested revisions have been added to page F-14.

29.
On page 5 you disclose that you owned or had agreements with respect to three parcels of land suitable for future development. Please revise to include a footnote explaining the arrangements or revise the disclosure as appropriate.

Response:

 The disclosure on page 4 has been revised to clarify that it was our predecessor that owned or had agreements with respect to the parcels.

30.
We note from the disclosure on page 4 that you may expand through acquisition. Please tell us if you, or Hospitality Trust, have any commitments, understandings or agreements to acquire travel centers.

Response:

 We have added to the disclosure on page 4 the following: "As of the date of this prospectus, we do not have any commitments, understandings or agreements to acquire travel centers."

Financial Statements—TravelCenters of America, Inc., page F-28

31.
If applicable, please revise to show authorized but unissued preferred stock on the face of the balance sheet. Also, please revise futures filings, if applicable, to show the number of common shares outstanding on the face of the balance sheet.

Response:

 We have added the requested disclosure on the face of the balance sheet on page    .

32.
We note that you use the term "redeemable equity" on the face of the predecessor's balance sheet and present the associated balance in a mezzanine level. Based on the information in Note 15, please tell us why the value of the redeemable equity is not presented as a liability in accordance with paragraph 9 of SFAS 150.

Response:

 As disclosed in Note 15, "Under the terms of the management subscription agreements and other agreements governing the management shares, the management employees have rights to require us to repurchase the management shares at fair market value upon the employee's termination of employment due to death, disability, or scheduled retirement." It is important to note that the Company is not obligated to purchase the shares upon the occurrence of death, disability or scheduled retirement. In contrast, the employees have a conditional right that is exercisable at their sole option. Therefore, the shares issued to these employees do not embody an unconditional obligation to redeem at any specified or determinable date, or upon an event certain to occur, such as the employees' death. Therefore, the instruments are not mandatorily redeemable financial instruments as defined in paragraph 9 of SFAS 150. We believe the employees' rights upon notice of scheduled retirement, or upon death or disability, to opt to redeem the shares represents a conditional obligation as defined in paragraph 10 of SFAS 150. Once one of these events occurs and the employee exercises their conditional rights, the Company would have an unconditional obligation to transfer assets to the holder resulting in the Company reclassifying these shares from the mezzanine section to a liability.

As outlined in paragraph 15 of EITF D-98, the initial carrying amount of the redeemable equity was its fair value at the date of issue. Paragraph 15 of EITF D-98 further states that if a security is not redeemable currently and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable. Though certain management employees are eligible for retirement, they have not provided written notice of their intention to do so. Furthermore, the shares are not redeemable should a management employee voluntarily or involuntarily leave the Company in advance of retirement. Given these facts, we do not believe it is probable that the securities will become redeemable and therefore have concluded that adjusting the securities to their redemption amount is not necessary until it is probable that the securities will become redeemable.

Undertakings, page II-4

33.
Please revise to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

Response:

 All necessary undertakings required by Item 512(a)(5) and (6) of Regulation S-K have been added in Part II of Amendment No. 1.

[Signature page follows]

We acknowledge the following:

  •
  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to this filing;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in this filing; and

  •
  We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (617) 964-8389, or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,
TRAVELCENTERS OF AMERICA LLC
By:	/s/ MARK L. KLEIFGES Mark L Kleifges, Treasurer
cc:
Michael Moran, Accounting Branch Chief
Bob Burnett, Accountant
Scott Anderegg, Staff Attorney